September 24, 2007
Re:	Telefónica, S.A. Form 20-F for the fiscal year ended December 31, 2006 File No. 1-09531

Mr. Larry Spirgel
Mr. Terry French
Mr. Gopal Dharia
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0308

Dear Messrs. Spirgel, French and Dharia:

Thank you for your letter dated August 31, 2007, setting forth comments of the staff of the Division of Corporation Finance (the "Staff") of the United States Securities and Exchange Commission (the "SEC" or "Commission") to the annual report on Form 20-F for the year ended December 31, 2006 (the "2006 Forms 20-F") of Telefónica, S.A. ("Telefónica", also referred to in this letter as the "company" and "we"), which was filed with the Commission on May 18, 2007.

We appreciate your understanding in affording us the time necessary to prepare our responses, which we set forth in Annex A hereto. To facilitate the Staff’s review, we have reproduced the captions and numbered comments from the Staff’s comment letter in boldface text.

In providing these responses, and in response to the Staff’s request, we hereby acknowledge that:

    Telefónica is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;
    Staff comments or changes to this disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
    Telefónica may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would like to express our appreciation for your cooperation in these matters, and we are available to discuss any of our responses with you at your convenience. In that connection, please do not hesitate to contact the undersigned in Madrid at 011-34-91-584-0024 or fax: 011-34-91-584-0016; or our counsel, Michael J. Willisch of Davis Polk & Wardwell, at 011-34-91-702-2741 or fax: 011-34-91-702-2765.

Very truly yours, /s/ Santiago Fernández Valbuena Santiago Fernández Valbuena Chief Financial Officer Telefónica, S.A.

ANNEX A

Response to Comments Raised by the Staff
in the Letter Dated August 31, 2007

Form: 20-F for the year ended December 31, 2006
Notes to the Consolidated Financial Statements

Note 25 Differences between IFRS and US Accounting Principles, page F-127

1. We note that you have classified expenses by nature in the consolidated income statements. You should also include a presentation of expenses by function that complies with guidance in Rule 5-03 of Regulation S-X in Note 25 to the financial statements. Please provide us with a draft of the disclosure you will include in your next filing.

Telefónica has classified the expenses by nature in its primary financial statements as permitted by IAS 1, §91-94. When an entity uses the classification by nature, there is no additional requirement to present the expenses by function under IFRS.

We note your comment regarding the requirements in Rule 5-03 of Regulation S-X. In this regard, we propose to include in our US GAAP reconciliation note included in our future filings a presentation of our operating income by function under IFRS with the following line items for all years presented:

Revenues
Cost of sales (*)
Selling, general and administrative expenses (*)
Personnel expenses
Depreciation and amortization
Gains/(losses) on disposal of non-current assets
Other operating income / (expenses)

Operating Income

(*) Personnel expenses and Depreciation and amortization not included. (see below)

Please note that we are not able to present our personnel costs by function at the Group level, as the Telefónica Group’s systems for internal reporting and consolidation are only programmed to consider the personnel expenses by nature. We do not have the means to allocate the personnel expenses by function. Any potential change in our internal reporting and consolidation systems in order to be able to separate our personnel expenses by function would be exceptionally costly. A similar situation exists with the depreciation and amortization charges.

Considering these facts, we propose to disclose our personnel expenses and depreciation and amortization as single line-items, by nature, as shown in our primary financial statements and the above table.

2. We refer to your disclosure of commissions paid to distributors in the discussion of other expenses at page 70 of MD&A. Please describe for us the nature and significant terms of your arrangements with distributors. Tell us how you applied the guidance in paragraph 9 of EITF 01-9, Accounting for consideration given by a vendor to a customer (including a Reseller of the Vendor’s Products), in concluding that you should characterize commissions to distributors as an expense, instead of a reduction of revenue, for U.S. GAAP reporting. Also discuss your accounting for sales incentives given to customers, if any.

Description of our main commission arrangements with distributors

Telefónica Group sells its services and products through a distribution strategy that includes a mix of direct and indirect distribution ("dealers") channels.

The dealers render different services in connection with our products and services, which are remunerated through commissions. The main services they render relate to the acquisition or conversion of customers and the quality of such customers in terms of permanence and/or level of consumption.

Commissions paid for acquiring or converting Customers

We pay commissions to dealers as compensation for signing-up new customers or for conversion of current prepaid customers to contract. These commission programs include various payment criteria (such as new customer activation, customer type, price plans, etc.), however, these commissions are related to the services rendered by the distributor and not to the products or services provided by us to the customer. Commission rates, as established in our contracts, do not distinguish whether or not the customer purchases a terminal.

Commissions paid for the quality of new customers: permanence and/or volume of consumption

These commissions compensate for the quality of the customers acquired by dealers. They are paid if after a certain period of time the customer who signed up through a dealer remains as a customer of Telefónica. It consists either of a fixed percentage over the total amount of services consumed by the customer in such period or a fixed amount per customer. The period may vary between 6 to 24 months, depending on the country and if the clients are prepaid or contract customers. Also there are some contract customer cases where the commission consists of a fixed percentage of the revenues that the customer generates for Telefónica.

These commissions are directly paid by Telefónica to the dealers.

Accounting discussion

Under IFRS we have applied IAS 18 in order to determine how to record these services. From Telefónica’s perspective, in order to determine the amount of revenue that shall be recognized, we have applied paragraph 8 which states the following:

"Revenue includes only the gross inflows of economic benefits received and receivable by the entity on its own account. Amounts collected on behalf of third parties such as sales taxes, goods and services taxes and value added taxes are not economic benefits which flow to the entity and do not result in increases in equity. Therefore, they are excluded from revenue. Similarly, in an agency relationship, the gross inflows of economic benefits include amounts collected on behalf of the principal and which do not result in increases in equity for the entity. The amounts collected on behalf of the principal are not revenue. Instead, revenue is the amount of commission."

In our particular case, the amount received or receivable from our end customers refers only to the products and services provided by Telefónica, therefore, that entire amount is considered the gross inflows received and receivable on our own account. There is no portion of that amount that could be considered collected on behalf of a third party.

For U.S. GAAP purposes, we recognize the abovementioned commissions payable to the dealers as a selling expense in the period in which the commission is earned by the dealer in accordance with EITF 01-9, Accounting for Consideration Given by a Vendor to a Customer (including a Reseller of the Vendor´s Products) (EITF 01-9). This EITF does not consider the issues mentioned above that are relevant for IFRS purposes. Under such EITF, the distributor is regarded as a customer and not as a service provider. Nevertheless we consider our accounting to be consistent with paragraph 9 of EITF 01-9, which provides the following guidance related to these transactions:

"… cash consideration (including a sales incentive) given by a vendor to a customer is presumed to be a reduction of the selling prices of the vendor’s products or services and, therefore, should be characterized as a reduction of revenue when recognized in the vendor’s income statement. That presumption is overcome and the consideration should be characterized as a cost incurred if, and to the extent that, both of the following conditions are met:

a. The vendor receives, or will receive, an identifiable benefit (goods or services) in exchange for the consideration. In order to meet this condition, the identified benefit must be sufficiently separable from the recipient’s purchase of the vendor’s products such that the vendor could have entered into an exchange transaction with a party other than a purchaser of its products or services in order to receive that benefit.

b. The vendor can reasonably estimate the fair value of the benefit identified under condition (a). If the amount of consideration paid by the vendor exceeds the estimated fair value of the benefit received, that excess amount should be characterized as a reduction of revenue when recognized in the vendor’s income statement."

We believe the identifiable benefit we receive in exchange for the commission paid to the dealer is the service rendered by the dealers, which is the increase in the number of customers, and the increase in, or enhancement of the services purchased by them. Each of these benefits is separately identifiable and may be acquired in a separate arrangement, as it is common to purchase subscribers in the mobile telecom business.

The fair value of the benefit obtained can be estimated reasonably. On one side, the fair value of a customer can be determined by applying valuation methods. In fact, when we have entered in business combinations, in all cases we have identified and measured the customers acquired as an intangible asset. Also, the increase in the services purchased by a customer can be measured by valuation techniques such as a discounted cash flow method.

The fair value of these benefits exceeds the consideration given to the dealer based on our current price plans (future cash flows) and the average customer useful life.

In addition, we perform an internal analysis by customers comparing commercial costs, including the abovementioned commissions, with the payback received from customers (by means of the ARPU - Average Revenue Per Unit-) in order for the company to reach a conclusion that the revenue generated by the customers is higher than the costs incurred.

In conclusion, we believe that the presumption that such costs should be recorded as a reduction of revenue has been overcome. We believe that these commission costs are properly classified as selling expenses.

Sales incentives

We have identified two main types of sales incentives that we give to our customers. The first one relates to our loyalty programs. The second one relates to certain discounts we offer in our bundled arrangements (packs of handsets and airtime or service contracts) to make our products and services more attractive to customers. Such discounts depend on the customer accepting certain conditions. In such packs the price for the end customer is lower than the aggregate of the prices of the same products and services when they are sold separately.

Loyalty programs

Under these programs our customers earn points for the telecommunication services they consume. These points can be exchanged for discounts in the purchase of handsets, airtime or other types of services. In accordance with the guidance in EITF 01-9, Issue 6, we account for these programs as a reduction of revenue and as a provision based on an estimate of the value of the points accumulated at year end and considering our estimation of the points that will eventually be redeemed.

Under IFRS, there was no specific guidance on this issue, therefore we considered the guidance in IAS 8 §10-12, and applied EITF 01-9, Issue 6 to our programs. We considered it appropriate for IFRS purposes as, from our point of view, the liability incurred for future rebates or discounts met the definition of provision included in IAS 37.

Please note that the IFRIC has recently issued an interpretation of this issue, IFRIC 13, Customer Loyalty Programmes with different conclusions from EITF 01-9, Issue 6, which will be applicable for annual periods commencing on or after July 1, 2008. Therefore, we expect to change our accounting practice for IFRS purposes from January 1, 2009.

Bundled Offers

In our bundled offers, we recognize separately the revenues from each of the identifiable components of the offer as required by IAS 18, paragraph 13. Since there is no specific guidance in the IFRS literature, we apply the guidance included in EITF 00-21 to determine the separate elements within the bundled arrangement and to allocate the consideration received or receivable among those components based on their relative fair values. Therefore, no differences arise between IFRS and US GAAP. This treatment is also explained in Note 3 o) to our 2006 Financial Statements and in our comment letter to the Staff dated October 18, 2006.

The consideration received or receivable for these offers is the discounted price that the customer pays or will pay for them. Therefore this sales incentive (the discount) is recorded as a reduction of revenue.

The amount of the discount may vary if there are special promotions such as the Mother’s Day or the Christmas campaigns.

Under IFRS, according to IAS 18, §8 reproduced above, we consider that the gross inflows of economic benefits received and receivable by us on our own account is the amount received or receivable from our end customers, which is already reduced by the sales incentive or discount.

Under U.S. GAAP, we consider these discounts as reductions in our selling prices, and, therefore, considering the guidance in EITF 01-9, we believe that these incentives are properly classified as a reduction of revenue.